UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Gyrodyne, LLC
(Name of Issuer)
Common Shares of Limited Liability Company Interests
(Title of Class of Securities)
403829104
(CUSIP Number)
March 13, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Lance S. Gad, Trustee, Lance S. Gad Revocable Trust U/A DTD 05/14/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 166,765
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 166,765
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,765
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON OO

ITEM 1.	(a)	Name of Issuer:

Gyrodyne, LLC

(b)	Address of Issuer’s Principal Executive Offices:

One Flowerfield, Suite 24, St. James, NY 11780

ITEM 2.	(a)	Name of Person Filing:

Lance S. Gad, Trustee, Lance S. Gad Revocable Trust U/A DTD 05/14/2018

(b)	Address of Principal Business Office, or if None, Residence:

5310 No. Ocean Drive, Unit #702, Riviera Beach, FL 33404

(c)	Citizenship or Place of Organization:

Lance S. Gad Revocable Trust was organized in the State of Florida

(d)	Title of Class of Securities:

Common Shares of Limited Liability Company Interests

(e)	CUSIP Number: 403829104
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 166,765 shares.

(b) Percent of class: 7.6%.

(c) Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote: 166,765 shares.

(ii)    Shared power to vote or to direct the vote: ________.

(iii)   Sole power to dispose or to direct the disposition of: 166,765 shares.

(iv)   Shared power to dispose or to direct the disposition of ________.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11..

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2024

Lance S. Gad Revocable Trust U/A DTD 05/14/2018

By:   /s/ Lance S. Gad, Trustee

Name: Lance S. Gad

Title: Trustee